Long Drive to Yadkin, LLC
1009 Midland Dr
Wilmington, NC 28412

Financial Statements

For the five months Ended December 31, 2022

Long Drive to Yadkin, LLC

Table of Contents

Goodson & Taylor, CPAs

Clement Goodson, CPA
Lynn Taylor, CPA

763 S. Kerr Ave
Wilmington, NC 28403
Phone 910-392-4650
Fax 910-392-3240

May 30, 2023

Long Drive to Yadkin, LLC
1009 Midland Dr
Wilmington, NC 28451

We have reviewed the accompanying balance sheet of Long Drive to Yadkin, LLC, as of December 31, 2022, and the related statements of income and changes in accumulated deficit and cash flows for the five months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Goodson & Taylor, CPAs

Goodson & Taylor, CPAs

Long Drive to Yadkin, LLC
Balance Sheet
December 31, 2022

Assets

	12/31/2022
Current Assets	
Cash Note 2	$ -
Total Current Assets	-
Total Assets	$ -

Liabilities and Members' Equity

Current Liabilities	
Loan from Member	$ 2,445
Total Current Liabilities	2,445
Total Liabilities	2,445
Members' Equity	
Capital	2,034
Accumulated Deficit	(4,479)
Total Stockholder's Equity	(2,445)
Total Liabilities and Members' Equity	$ -

See notes to financial statements.

Long Drive to Yadkin, LLC
Income Statement
For the Five Months Ended December 31, 2022

	Year Ended December 31, 2022
Income	$ -
Operating Expenses	
Organizational Costs	2,034
Taxes	203
Costs for initial film Preview	2,242
Total Operating Expenses	4,479
Operating Income (Loss)	(4,479)
Net income	(4,479)

3

Long Drive to Yadkin, LLC
Statement of Changes in Accumulated Deficit
For the Five Months Ended December 31, 2022

	Year Ended December 31, 2022
Accumulated Earnings-Beginning Balance	$ --
Net Loss For Year	(4,479)
Accumulated Deficit	$ (4,479)

4

See notes to financial statements.

Long Drive to Yadkin, LLC
Statement of Cash Flows
For the Five Months Ended December 31, 2022

	Year Ended December 31, 2022
Cash Flows from Operating Activities	
Net Income	$ (4,479)
Depreciation	
Changes in:	
Accounts Payable-Member	2,445
Net Cash Provided (Used) by Operating Activities	(2,034)
Cash Flows from Financing Activities	
Proceeds of Capital Contributions From Members	2,034
Net Cash Used in Financing Activities	2,034
Net Increase in Cash	--
Cash at Beginning of Year	--
Cash at End of Year	$ --

See notes to financial statements.

Long Drive to Yadkin, LLC
Notes to Financial Statements
December 31, 2022

I. Summary of Significant Accounting Policies

A. The company was established as a North Carolina LLC on August 22, 2022. The company plans to be in the film production business. The company is in the start-up phase of operation.

B. Basis of Accounting The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

C. Use of Estimates The preparation of the financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosed in the accompanying notes. Actual results could differ from those estimates.

D. Cash and Cash Equivalents Cash and cash equivalents include all monies in banks and highly liquid investments with maturity dates of less than three months. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments.

2. **Cash and cash equivalents**
Cash and cash equivalents consist of the following aa of December 31, 2022:

	12/31/2022
Cash in Bank	$ -
Total Cash in Bank	$ -

3. **Members Equity**
As of December 31, 2022, the company has received $2,034 in contributions for members' Equity.

4.. **Subsequent events**
The company has evaluated its subsequent events (events occurring after December 31, 2021) through May 30, 2023, which represents the date these financial statements were issued, to assess the need for potential recognition or disclosures in the financial statements issued. Based upon this evaluation, it was determined that no other subsequent events occurred that require recognition or additional disclosure in the financial statements.